Exhibit 99.1

Third Quarter Interim Statement

January – September 2020

2	Group Interim Statement

Contents

MorphoSys Group: Third Quarter Interim Statement January – September 2020

3	SUMMARY

6	GROUP INTERIM STATEMENT
6	OPERATING BUSINESS PERFORMANCE
11	HUMAN RESOURCES

12	FINANCIAL ANALYSIS

19	SUBSEQUENT EVENTS

20	FINANCIAL GUIDANCE

21	GROUP INTERIM STATEMENT

21	CONSOLIDATED INCOME STATEMENT (IFRS) – (UNAUDITED)

22	CONSOLIDATED BALANCE SHEET (IFRS) – (UNAUDITED)

24	CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (IFRS) – (UNAUDITED)

26	CONSOLIDATED STATEMENT OF CASH FLOWS (IFRS) – (UNAUDITED)

Group Interim Statement	3

Summary of the Third Quarter of 2020

OPERATING HIGHLIGHTS FOR THE THIRD QUARTER OF 2020

PROPRIETARY DEVELOPMENT

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On July 31, 2020 (Wilmington, Delaware, U.S.) / August 1, 2020 (Planegg/Munich, Germany), MorphoSys and Incyte announced that the U.S. Food and Drug Administration (FDA) had approved Monjuvi® (tafasitamab-cxix) in the U.S. in combination with lenalidomide, for the treatment of adult patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). Monjuvi® (tafasitamab-cxix) was shipped to specialty distributors in the U.S. on August 5, first customer order received on August 7, and first patient dosed on August 13.

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On August 18, 2020, MorphoSys and Incyte announced that Monjuvi® (tafasitamab-cxix) had been included in the latest National Comprehensive Cancer Network® Clinical Practice Guidelines (NCCN Guidelines®) in Oncology for B cell Lymphomas.

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On September 17, 2020, MorphoSys and I-Mab announced that the FDA had cleared the Investigational New Drug application (IND) for MorphoSys’ investigational human anti-C5aR1 antibody MOR210/TJ210 for the treatment of relapsed or refractory advanced solid tumors. The phase 1 clinical trial to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of MOR210/TJ210 is expected to start in Q4 2020.

PARTNERED DISCOVERY

•	On July 14, 2020, Janssen Research & Development, LLC. (Janssen) announced the U.S. FDA approval of Tremfya® (guselkumab) as a treatment for adult patients with active psoriatic arthritis.
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In September 2020, Novartis had started a clinical phase 2 study for NOV-14 (CSJ117) in patients with severe uncontrolled asthma and for NOV-8 (CMK389) in patients with chronic pulmonary sarcoidosis according to information on www.clinicaltrials.gov.

FINANCIAL RESULTS FOR THE FIRST NINE MONTHS OF 2020

•	Group revenue in the first nine months of 2020 totaled € 291.7 million (9M 2019: € 60.7 million), and EBIT amounted to € 101.8 million (9M 2019: € -56.3 million).
•	Monjuvi® (tafasitamab-cxix) delivered Q3 sales of US$ 5.0 million (€ 4.4 million) since launch in mid-August 2020.
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Liquidity equaled € 987.2 million on September 30, 2020 (December 31, 2019: € 357.4 million); pro-forma liquidity end of September, including the convertible bond issuance in October: approx. € 1.3 billion.

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Financial guidance for 2020 increased: Group revenues in the range of € 317 to € 327 million (previously: € 280 to € 290 million) and an EBIT in the range of € 10 to € 20 million (previously: € -15 to € +5 million). R&D expenses are expected to remain unchanged in the range of € 130 to € 140 million.

MorphoSys – III/2020

4	Group Interim Statement

CORPORATE DEVELOPMENTS

•	On September 30, 2020, MorphoSys announced that Jens Holstein, Chief Financial Officer (CFO), had decided to step down as CFO and member of the company’s Management Board.
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At the end of the third quarter of 2020, two products deriving from MorphoSys’ pipeline were on the market, 27 compounds were in clinical development. The pipeline comprised a total of 116 drug candidates.

SIGNIFICANT EVENTS AFTER THE END OF THE THIRD QUARTER

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On October 13, 2020, MorphoSys placed successfully unsubordinated, unsecured convertible bonds due 2025 in an aggregate principal amount of € 325 million. The bonds will be convertible into new and/or existing no-par value ordinary bearer shares of MorphoSys.

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On November 11, 2020, MorphoSys and Cherry Biolabs, a spin-off from the University Hospital Würzburg, announced that they entered into a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with MorphoSys’ antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. Financial details were not disclosed.

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On November 11, 2020, MorphoSys announced a clinical collaboration with Xencor and Incyte to develop tafasitamab in combination with plamotamab, Xencor’s clinical stage CD20xCD3 targeting bispecific antibody. This collaboration will investigate the combination of tafasitamab with plamotamab in r/r DLBCL, first-line DLBCL and r/r FL. Xencor will sponsor the study with MorphoSys and Incyte providing access to tafasitamab.

•	In November 2020, a further antibody from the long-term collaboration between MorphoSys and Novartis entered clinical development. This triggered a milestone payment to MorphoSys.

STATEMENT ON THE IMPACT OF THE GLOBAL COVID-19 PANDEMIC

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MorphoSys recognizes the impact of the global COVID-19 pandemic on healthcare systems and society worldwide, as well as the resulting potential impact on preclinical and clinical programs, especially clinical trials. In addition to the steps already communicated to mitigate the impact of the pandemic on MorphoSys’ employees, patients and the wider community, further measures may need to be implemented in the future. MorphoSys will take a variety of factors into consideration, such as a potential adaptation of clinical trials due to restrictions on visits to healthcare facilities, increased demands on healthcare services and changes in the availability of study personnel. MorphoSys continuously monitors the situation and takes appropriate decisions on a case-by-case basis to ensure the safety of patients, study personnel and other stakeholders, as well as to safeguard data integrity.

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The MorphoSys and Incyte sales and medical teams use a combination of virtual forms of communication and in-person interactions for the commercialization of Monjuvi® and are able to adapt to challenges related to the COVID-19 pandemic in the United States.

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Patient enrollment in all ongoing tafasitamab studies is continuing as planned. Patients with DLBCL suffer from a life-threatening disease that requires treatment and usually does not allow a delay in therapy. However, a potential delay in recruitment cannot be ruled out due to the factors mentioned above.

•	Patient enrollment for the M-PLACE study with felzartamab (MOR202) continued as planned.

MorphoSys – III/2020

Group Interim Statement	5

MORPHOSYS PRODUCT PIPELINE AS OF SEPTEMBER 30, 2020

CLINICAL PIPELINE – PROPRIETARY DEVELOPMENT PROGRAMS

Most advanced development stage

CLINICAL PIPELINE – PARTNERED DISCOVERY PROGRAMS

Most advanced development stage

MorphoSys – II/2020

6	Group Interim Statement

Group Interim Statement:

January 1 – September 30, 2020

Operating Business Performance

PROPRIETARY DEVELOPMENT

MorphoSys’ development activities in this segment are currently focused on the following clinical candidates:

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Tafasitamab – an antibody for the treatment of malignant B cell diseases and most advanced proprietary product in the Proprietary Development segment. On July 31, 2020, Monjuvi® (tafasitamab-cxix) in combination with lenalidomide received FDA approval for the treatment of adult patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

•

Felzartamab (MOR202) – the antibody for which MorphoSys signed a regional license agreement with I-Mab Biopharma (I-Mab) in November 2017 for development in multiple myeloma in Greater China, and whose therapeutic potential in autoimmune diseases is currently being evaluated by MorphoSys.

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Otilimab – an antibody in which GlaxoSmithKline [GSK] is currently conducting clinical trials for the treatment of rheumatoid arthritis. This program was originally a MorphoSys proprietary program and was fully out-licensed to GSK in 2013.

In addition to the programs listed above, several proprietary programs are in earlier-stage research and development, including MOR210/TJ210, a preclinical antibody that was out-licensed to I-Mab in November 2018 for China and certain other territories in Asia, for which the FDA cleared the IND application on September 17, 2020, for the treatment of patients with relapsed or refractory advanced solid tumors.

Tafasitamab (MOR208) is a humanized monoclonal antibody directed against the CD19 antigen. CD19 is selectively expressed on the surface of B cells, which belong to a group of white blood cells. CD19 enhances B cell receptor signaling, which is an important factor in B cell survival and growth, making CD19 a potential target in the treatment of B cell malignancies.

OPERATIONAL DEVELOPMENT

On January 13, 2020, MorphoSys and Incyte announced the signing of a collaboration and license agreement for the further global development and commercialization of MorphoSys’ proprietary anti-CD19 antibody tafasitamab. Under this agreement, MorphoSys and Incyte will co-develop tafasitamab broadly in r/r DLBCL, first-line DLBCL and other indications beyond DLBCL, such as relapsed/refractory follicular lymphoma (r/r FL), marginal zone lymphoma (r/r MZL) and chronic lymphocytic leukemia (r/r CLL). Incyte will be responsible for initiating a phase 1b combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed/refractory (r/r) malignant B cell disease as well as a pivotal phase 3 trial in r/r FL. MorphoSys will continue to be responsible for its ongoing clinical studies with tafasitamab in non-Hodgkin’s lymphoma (NHL), CLL, r/r DLBCL and first-line DLBCL. MorphoSys and Incyte will share responsibility for initiating further global clinical trials. Incyte intends to pursue development in additional territories, including Japan and China.

MorphoSys – III/2020

Group Interim Statement	7

On July 31, 2020, the FDA approved Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). The FDA decision represents the first approval of a second-line treatment for adult patients with relapsed or refractory DLBCL in the U.S. Monjuvi® was approved under accelerated approval by the FDA, one month ahead of the PDUFA date. Continued approval may be contingent upon verification and description of clinical benefit in a confirmatory trial(s). MorphoSys and Incyte are co-commercializing Monjuvi® (tafasitamab-cxix) in the U.S.

The joint MorphoSys and Incyte team anticipated and were prepared for an early approval. Monjuvi® (tafasitamab-cxix) was shipped to specialty distributors and the first customer order served in the first week post approval, and the first patient was dosed in the second week post approval. The sales and medical teams of MorphoSys and Incyte use a combination of virtual forms of communication and in-person interactions and are able to adapt to challenges related to the COVID-19 pandemic in the U.S.

CLINICAL DEVELOPMENT

The initial focus of the clinical development of tafasitamab is DLBCL. Both the L-MIND and B-MIND studies target patients suffering from r/r DLBCL who are ineligible for high-dose chemotherapy (HDC) and ASCT. For this group of patients, the treatment options prior to tafasitamab approval in the U.S. were limited and not sufficiently effective. The firstMIND study is being conducted in patients with newly diagnosed DLBCL and was designed to pave the way for frontMIND, a pivotal phase 3 trial in first-line patients that will start in 2021.

On May 14, 2020, MorphoSys and Incyte announced updates on the ongoing phase 2 L-MIND study evaluating tafasitamab in combination with lenalidomide for the treatment of patients with r/r DLBCL. The data (November 30, 2019 data cut-off date) confirmed the previously reported results of the primary analysis. In this long-term analysis of the L-MIND data, 80 study patients treated with tafasitamab plus lenalidomide were included in the efficacy analysis. After a minimum two-year follow-up, outcomes from the L-MIND study were consistent with the primary analysis and confirmed the duration of response (DoR) and overall survival (OS) after treatment with tafasitamab plus lenalidomide, followed by tafasitamab monotherapy in patients with r/r DLBCL who are ineligible for ASCT. At the data cut-off date, an assessment by an independent review committee (IRC) showed an objective response rate (ORR) of 58.8% (47 out of 80 patients) and a complete response rate (CR) of 41.3% (33 out of 80 patients). The median duration of response (mDOR) was 34.6 months, the median overall survival (mOS) was 31.6 months, and the median progression-free survival (mPFS) was 16.2 months. The safety profile was also consistent with that observed in earlier reported data from the combination of tafasitamab plus lenalidomide. The complete results were presented at the 25th EHA Annual Congress, which was held virtually on June 11-14, 2020.

The efficacy of the combination of tafasitamab and lenalidomide in the L-MIND trial was compared with the efficacy results of the lenalidomide monotherapy, based on real-world patient data (RE-MIND, retrospective observational study). For this purpose, RE-MIND collected real-world efficacy data from 490 patients with

MorphoSys – III/2020

8	Group Interim Statement

r/r DLBCL who met the main inclusion/exclusion criteria of L-MIND and who received lenalidomide monotherapy in the U.S. or EU. For the comparison with patients from L-MIND, qualification criteria for matching patients from both studies were pre-specified. As a result, 76 eligible RE-MIND patients were identified and matched one to one to 76 of the 80 L-MIND patients based on important baseline characteristics. The objective response rates (ORR) were determined for both RE-MIND and L-MIND based on this subset of 76 patients.

At the annual meeting of the American Society of Clinical Oncology (ASCO), which was held as a virtual conference on May 29-31, 2020, the results of the comparison of L-MIND to RE-MIND were presented.

The primary endpoint of RE-MIND was met and showed a statistically significant superior best objective response rate (ORR) of the tafasitamab/lenalidomide combination compared to lenalidomide monotherapy. The ORR was 67.1% for the tafasitamab/lenalidomide combination compared to 34.2% for lenalidomide monotherapy. Superiority was consistently observed across all secondary endpoints, including complete response (CR) rate (tafasitamab/lenalidomide combination 39.5%; versus lenalidomide monotherapy at 11.8%), as well as in pre-specified statistical sensitivity analyses. In addition, there was a significant difference observed for median overall survival (OS), which had not yet been reached in the tafasitamab/lenalidomide combination as compared to 9.3 months in lenalidomide monotherapy (hazard ratio 0.47).

Based on the data from the primary analysis of both studies and the results of the tafasitamab monotherapy study in NHL, MorphoSys submitted a Biologics License Application (BLA) to the FDA for tafasitamab in combination with lenalidomide for the treatment of r/r DLBCL in late December 2019. On July 31, 2020, FDA approved Monjuvi® (tafasitamab-cxix) in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT). The FDA approval was mainly based on data from the MorphoSys-sponsored phase 2 L-MIND study (primary analysis cut-off date November 30, 2018). The clinical data in the FDA prescribing information showed an overall response rate (ORR) of 55% (primary endpoint), and a complete response (CR) rate of 37%. The median duration of response (mDOR) was 21.7 months (key secondary endpoint).

On May 20, 2020, MorphoSys and Incyte announced the validation of the European Marketing Authorization Application (MAA) for tafasitamab in patients with r/r DLBCL who are not eligible for autologous stem cell transplantation. The validation of the Marketing Authorization Application by the European Medicines Agency (EMA) confirms that the formal review process can begin. As in the U.S., MorphoSys’ application for approval is based on data from L-MIND evaluating tafasitamab in combination with lenalidomide for the treatment of patients suffering from r/r DLBCL. The application is supported by RE-MIND as described above. If approved, Incyte will hold the marketing authorization giving it exclusive commercialization rights for tafasitamab in Europe.

The phase 2/3 trial B-MIND, initiated in September 2016, is evaluating the safety and efficacy of the administration of tafasitamab in combination with the chemotherapeutic agent bendamustine in comparison to the administration of the cancer drug rituximab plus bendamustine in patients with r/r DLBCL who are ineligible for high-dose chemotherapy and autologous stem cell transplantation. The study has been in phase 3 since mid-2017. MorphoSys expects the study’s topline results to become available in 2022.

MorphoSys – III/2020

Group Interim Statement	9

In addition to the aforementioned clinical development in r/r DLBCL, MorphoSys initiated a phase 1b clinical trial of tafasitamab as a first-line therapy in DLBCL (firstMIND) at the end of 2019. The study finished enrollment ahead of schedule and evaluates the safety (primary endpoint) and the preliminary efficacy of tafasitamab or tafasitamab plus lenalidomide in addition to R-CHOP (the current standard therapy) in patients with newly diagnosed DLBCL. This study was designed to pave the way for frontMIND, a pivotal phase 3 trial of tafasitamab as a first-line therapy in DLBCL. This study is expected to start in 2021 and enroll up to 880 patients.

In addition to these combination studies in DLBCL, MorphoSys has been evaluating tafasitamab in a phase 2 combination study in chronic lymphocytic leukemia (CLL) or small cell B cell lymphoma (SLL) since December 2016. The study COSMOS is investigating the safety of tafasitamab in combination with the cancer drugs idelalisib (cohort A) or venetoclax (cohort B). The study enrolled patients for whom previous therapy with a Bruton tyrosine kinase inhibitor was either not tolerated or no longer effective. Data from the primary analysis of both cohorts were presented at the ASH conference in Orlando in December 2019. Cohort A included eleven patients receiving tafasitamab plus idelalisib. Patients were in the study for a median of 7.4 months. The overall response rate was 91%, and one patient achieved complete remission. Eight patients were tested for minimal residual disease (MRD), two of these eight patients achieved MRD negativity in blood, and one of three patients also achieved MRD negativity in bone marrow. A total of 13 patients were enrolled in cohort B and treated with tafasitamab plus venetoclax. The median time in the study was 15.6 months. In the intent-to-treat population, the best overall response was 76.9%; 46.2% of patients achieved complete remission. Seven patients were tested for the presence of minimal residual disease. Six of these seven patients achieved MRD negativity in blood, and two of four patients achieved MRD negativity in bone marrow. The COSMOS study showed that combinations of tafasitamab with idelalisib or venetoclax were generally well-tolerated.

Incyte is responsible for initiating a combination study of its PI3K delta inhibitor parsaclisib with tafasitamab in relapsed/refractory malignant B cell disease as well as a pivotal phase 3 study in patients with relapsed or refractory follicular lymphoma (r/r FL). This global randomized trial in r/r FL, which will start in 2021 and enroll approximately 500 patients, will evaluate the safety and efficacy of tafasitamab in combination with rituximab and lenalidomide with the safety and efficacy of rituximab in combination with lenalidomide.

Felzartamab (MOR202) is directed against CD38, an antigen expressed on the surface of plasma cells.

In November 2017, MorphoSys and I-Mab signed a regional license agreement for the development and commercialization of felzartamab (MOR202) in China, Hong Kong, Taiwan and Macao, granting I-Mab exclusive rights in those regions.

On April 27, 2020, MorphoSys and I-Mab announced the dosing of the first patient in a phase 3 clinical study in mainland China to evaluate felzartamab (MOR202/TJ202) in combination with lenalidomide plus dexamethasone in patients with r/r MM. This clinical trial (NCT03952091) is a randomized, open-label, controlled, multi-center study to evaluate the efficacy and safety of the combination of felzartamab (MOR202/TJ202), lenalidomide and dexamethasone versus the combination of lenalidomide and dexamethasone in patients with r/r MM who received at least one prior line of treatment. This multi-center study had already started at sites in Taiwan in April 2019 and has now officially started in mainland China as part of a coordinated effort to accelerate the study. In addition, I-Mab is

MorphoSys – III/2020

10	Group Interim Statement

investigating felzartamab (MOR202/TJ202) in a phase 2 trial which started in March 2019 as a third-line treatment for r/r MM. Both studies are considered relevant for approval in the region.

In October 2019, MorphoSys initiated a phase 1/2 trial in anti-PLA2R-positive membranous nephropathy, an autoimmune disease affecting the kidneys. The proof-of-concept study, called M-PLACE, is an open-label, multi-center study and primarily evaluates the safety and tolerability of felzartamab (MOR202). Secondary endpoints are the effect of felzartamab (MOR202) on serum antibodies against PLA2R and the evaluation of the immunogenicity and pharmacokinetics of felzartamab (MOR202). An exploratory goal is to determine clinical efficacy.

Due to the COVID-19 pandemic, MorphoSys had temporarily paused the patient screening and enrollment for the M-PLACE study of felzartamab (MOR202). MorphoSys has since then resumed patient recruitment, and the first patient was dosed in the U.S. at the end of July 2020.

MOR210, a highly differentiated monoclonal antibody that is directed against complement factor C5a receptor 1 (C5aR1) was contributed by MorphoSys into an exclusive strategic collaboration and licensing agreement with I-Mab in November 2018. Under the terms of the agreement, I-Mab receives exclusive rights to develop and commercialize MOR210/TJ210 in China, Hongkong, Macao, Taiwan and South Korea, while MorphoSys retains rights in other parts of the world. With MorphoSys’ support, I-Mab will also fund and conduct all global development activities of MOR210/TJ210, including clinical trials in China and the U.S., towards clinical proof-of-concept (PoC) in oncology. In September 2020, the FDA cleared the IND application for MOR210/TJ210 for the treatment of patients suffering from relapsed or refractory advanced solid tumors. The phase 1 clinical trial, designed to evaluate the safety, tolerability, pharmacokinetics and pharmacodynamics of MOR210/TJ210, is expected to begin in Q4 2020.

MOR106, a human monoclonal antibody against IL-17, became part of an exclusive development and commercialization agreement with Novartis in July 2018. In October 2019, the three parties to this agreement – Galapagos, MorphoSys and Novartis – announced that the clinical development of MOR106 in atopic dermatitis (AtD) was terminated for all studies based on the results of interim analysis for futility. Novartis terminated the development and commercialization agreement within the notice period. All ongoing activities related to the terminated studies will be completed jointly by the three parties.

Otilimab (MOR103/GSK3196165), a fully human antibody directed against GM-CSF, was fully out-licensed to GSK in 2013. In mid-2019, GSK announced the start of a phase 3 program in rheumatoid arthritis (RA) called ContRAst. It comprises three pivotal studies and a long-term extension study and evaluates the antibody in patients with moderate to severe RA. GSK has also started a clinical trial (OSCAR) to evaluate the efficacy and safety of otilimab in patients with severe pulmonary COVID-19-associated disease. According to information on www.clinicaltrials.gov, up to 800 patients are expected to be enrolled in the OSCAR study and data are expected in the first half of 2021.

Other programs: In addition to the programs listed above, MorphoSys is pursuing several proprietary programs in earlier phases of research and development.

MorphoSys – III/2020

Group Interim Statement	11

On September 30, 2020, the number of therapeutic programs in the Proprietary Development segment totaled 11, four of which were out-licensed (December 31, 2019: 12 programs, four of which were out-licensed). Three of these programs are in clinical development, one is in preclinical development, and six are in the discovery stage. The clinical development of MOR106 is currently stopped. Monjuvi® (tafasitamab-cxix) is already available on the market.

PARTNERED DISCOVERY

The Partnered Discovery segment comprises the activities and programs in which MorphoSys is contracted by its partners to use its proprietary technology to discover new antibodies. Partners are then responsible for the products’ clinical development and subsequent commercialization with MorphoSys participating in the later development and commercialization success according to predefined milestone payments and royalties.

In July 2020, MorphoSys’ licensee Janssen announced the U.S. FDA approval of Tremfya® (guselkumab) as a treatment for adult patients with active psoriatic arthritis. On October 12, 2020, Janssen presented interim data from the GALAXI 1 study at the United European Gastroenterology Week virtual congress which showed Tremfya® (guselkumab) results at week 12 in adult patients with moderately to severely active Crohn’s disease (CD). Tremfya® induced significant improvements compared to placebo across key clinical and endoscopic outcome measures, with a safety profile consistent with approved indications. On October 19, 2020, MorphoSys announced that Janssen had announced it received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommending the expanded use of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA) in the European Union (EU).

According to information on www.clinicaltrials.gov, Novartis started on September 9, 2020, a clinical phase 2 study for NOV-14 (CSJ117) for 625 patients with severe uncontrolled asthma and on September 23, 2020, for NOV-8 (CMK389) for 66 patients with chronic pulmonary sarcoidosis.

During the first nine months of 2020, the number of therapeutic programs in the Partnered Discovery segment slightly increased to 105 (December 31, 2019: 104). As of September 30, 2020, 24 of these programs were in clinical development, 27 were in preclinical development, and 54 were in the discovery stage. Our Tremfya® Partnered Discovery program is already available on the market.

CORPORATE DEVELOPMENTS

On September 30, 2020, MorphoSys announced that Jens Holstein, Chief Financial Officer (CFO), had decided to step down as CFO and member of the company’s Management Board. A search is ongoing to identify the future Chief Financial Officer.

MorphoSys continues to operate in accordance with its business continuity plan to minimize disruptions to operations caused by the COVID-19 pandemic and to implement the measures necessary to protect employees. MorphoSys is currently conducting a number of clinical trials of investigational drugs and closely monitoring each program individually as well as the overall situation. MorphoSys is making adjustments, as necessary, to comply with regulatory, institutional and governmental requirements and guidelines related to COVID-19. The highest priority is to ensure the safety of all clinical program participants and the proper execution of the trials in which they are participating in accordance with the study protocols. In response to the COVID-19

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pandemic, several clinics conducting clinical trials have restricted visits to their premises and patients to protect both staff and patients from possible COVID-19 exposure. MorphoSys is monitoring the situation and deciding on the procedures necessary to ensure patient safety and correct data collection on a case-by-case basis, depending on the study and country. Despite the rapidly changing conditions worldwide and the potential impact on clinical trials, MorphoSys continues to work diligently to maintain its drug development plans.

Human Resources

On September 30, 2020, the MorphoSys Group had 640 employees (December 31, 2019: 426). During the first nine months of 2020, the number of employees at the MorphoSys Group averaged 555 (9M 2019: 366).

MorphoSys – III/2020

Group Interim Statement	13

Financial Analysis

In the interim statements, MorphoSys reports the key financial figures that are important for the Group’s internal control: revenues, operating expenses, EBIT (defined as earnings before finance income, finance expenses, income from impairment reversals/impairment losses on financial assets and income taxes), segment results and the liquidity position. The presentation of the key financial figures may be expanded accordingly to include material business transactions that affected other line items of the statement of profit or loss or the balance sheet in a given quarter.

Revenues

Group revenues in the first nine months of 2020 increased to € 291.7 million (9M 2019: € 60.7 million). This rise resulted primarily from the collaboration and license agreement with Incyte. Group revenues included revenues of US$ 5.0 million (€ 4.4 million) from the first-time recognition of Monjuvi® (tafasitamab-cxix) product sales in the U.S.

Success-based payments, including royalties, comprised 12%, or € 34.7 million (9M 2019: 88% and € 53.4 million), of total revenues, with royalties increasing by 32% compared to the previous year. From a geographical standpoint, MorphoSys generated 98%, or € 285.0 million, of its commercial revenues in North America and 2%, or € 6.7 million, with partners primarily located in Europe and Asia. In the comparable period of the previous year, these figures were 39% and 61%, respectively. More than 97% of the Group’s revenues were generated with partners Incyte, Janssen and I-Mab Biopharma (9M 2019: 89% Janssen, GlaxoSmithKline und I-Mab Biopharma).

In accordance with IFRS 15, revenues from sales of the MorphoSys’ product Monjuvi® (tafasitamab-cxix) are recognized at the transaction price when the customer obtains control of the product. The customer obtains control upon receipt of Monjuvi® (tafasitamab-cxix), and therefore revenue is recognized at a point in time. The transaction price under IFRS 15 represents the consideration, including variable consideration, MorphoSys expects to receive in exchange for Monjuvi® (tafasitamab-cxix). Variable consideration items are only considered to the extent that it is highly probable that a significant reversal will not occur.

The most relevant elements of variable consideration for MorphoSys are listed below.

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Rebates and discounts granted to government agencies, group purchasing organizations, specialty distributors and specialty pharmacies are provisioned and recorded as a deduction from revenue at the time the related revenues are recorded. They are calculated on the basis of actual rebates and discounts provided, specific regulatory requirements, the specific terms in the individual agreements, product pricing and/or the estimated mix of distribution channels.

•	Cash discounts offered to customers are to encourage prompt payment and are provisioned and recorded as revenue deductions at the time the related sales are recorded.

Provisions for revenue deductions are adjusted to actual amounts as rebates and discounts as well as cash discounts are realized. The provisions represent estimates of the related obligations, requiring the use of management judgment when estimating the effect of these sales deductions.

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14	Group Interim Statement

Operating Expenses

COST OF SALES

Cost of sales in the first nine months of 2020 amounted to € -0.2 million (9M 2019: € 10.9 million) and included expenses related to services provided in the transfer of projects to customers. Furthermore, the impairments to a net realizable value of zero recognized on the antibody material resulting from fermentation runs (tafasitamab) have been reversed due to the market approval of tafasitamab. This material can now be used for commercialization purposes and therefore qualifies as inventory. This resulted in income in the amount of € 11.0 million, of which € 9.9 million have to be attributed to fiscal year 2019. This reversal of impairment was included in cost of sales and overcompensated expenses incurred in the first nine months of fiscal year 2020. Therefore, the cost of sales line item in total presented an income.

RESEARCH AND DEVELOPMENT EXPENSES

In the first nine months of 2020, research and development expenses amounted to € 86.6 million (9M 2019: € 75.3 million). Expenses in this area were largely driven by expenses for external laboratory services in the amount of € 31.4 million (9M 2019: € 38.0 million), personnel expenses in the amount of € 23.6 million (9M 2019: € 21.5 million) as well as expenses for intangible assets of € 17.1 million (9M 2019: € 3.1 million). Expenses for intangible assets were mainly influenced by impairment charges of € 13.7 million related to an impairment of the in-process-R&D program MOR107 as well as a license. Furthermore, the reversal of impairments of inventories on the pre-manufactured antibody material (tafasitamab) which is designated to further clinical trials had a relieving effect of € 4.1 million. The reversal of impairments for previously devalued stock amounted to a total of € 3.3 million.

SELLING EXPENSES

Selling expenses in the first nine months of 2020 amounted to € 75.0 million (9M 2019: € 9.3 million). This line item included mainly personnel expenses in the amount of € 36.4 million (9M 2019: € 4.0 million) and expenses for external services of € 35.6 million (9M 2019: € 4.5 million). It also comprised expenses for all commercial services rendered by Incyte in connection with the joint U.S. activities.

GENERAL AND ADMINISTRATIVE EXPENSES

In comparison to the same period of the previous year, general and administrative expenses increased to € 37.2 million (9M 2019: € 22.4 million). This line item comprised mainly personnel expenses amounting to € 23.4 million (9M 2019: € 16.4 million) and expenses for external services of € 9.6 million (9M 2019: € 3.2 million).

Other Income / Finance Income / Finance Expenses

Other income amounted to € 11.6 million in the first nine months of 2020 (9M 2019: € 1.1 million) and resulted primarily from currency gains from operating activities of € 11.2 million (9M 2019: € 0.7 million).

Finance income amounted to € 60.5 million (9M 2019: € 3.4 million) and resulted from effects from the financial assets and financial liabilities from collaborations of € 55.3 million (9M 2019: € 0), comprising currency translation effects, effects from changes in fair value and the recognition of deviations between planning assumptions and

MorphoSys – III/2020

Group Interim Statement	15

actual figures. In addition, gains from investments of liquid funds and foreign currency gains from financing activities amounting to € 4.8 million (9M 2019: € 1.6 million) are included. Furthermore, income from financial derivatives of € 0.4 million (9M 2019: € 1.8 million) was recognized.

Finance expense increased to € 101.9 million (9M 2019; € 0.9 million) mainly driven by the effects from the financial assets and financial liabilities from collaborations of € 67.2 million (9M 2019: € 0), namely from deviations between planning assumptions and actual figures, the application of the effective interest rate method and effects relating to foreign currency translation. Moreover, expenses from investments of liquid funds and foreign currency losses from financing activities amounting to € 26.7 million (9M 2019: € 0.2 million) are included. Furthermore, losses from financial derivatives of € 7.1 million (9M 2019: less than € 0.1 million) were recognized.

Income Taxes

The Group recognized a total tax benefit of € 55.2 million in the first nine months of 2020, which was primarily impacted by the tax assessment of the collaboration and license agreement with Incyte. This included current tax expense of € 88.9 million as well as deferred tax expense from temporary differences of € 6.6 million, which were more than offset by deferred tax income from temporary differences of € 150.7 million.

MorphoSys – III/2020

16	Group Interim Statement

Segment Reporting

The Group consists of two business segments: Proprietary Development and Partnered Discovery. The activities included in these segments have not changed since the publication of the 2019 Annual Report.

9M	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ €) [1]	2020	2019	2020	2019	2020	2019	2020	2019

External Revenues	255,930	33,112	35,724	27,566	0	0	291,654	60,678
Operating Expenses	(167,544)	(95,649)	(6,909)	(7,048)	(24,083)	(15,140)	(198,536)	(117,837)
Segment Result	88,386	(62,537)	28,815	20,518	(24,083)	(15,140)	93,118	(57,159)
Other Income	9,386	129	0	0	2,252	1,007	11,638	1,136
Other Expenses	0	0	0	0	(2,939)	(311)	(2,939)	(311)
Segment EBIT	97,772	(62,408)	28,815	20,518	(24,770)	(14,444)	101,817	(56,334)
Finance Income							60,461	3,444
Finance Expenses							(101,938)	(906)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets							(1,133)	898
Earnings before Taxes							59,207	(52,898)
Income Tax Benefit							55,209	213
Consolidated Net Profit / (Loss)							114,416	(52,685)

Q3	Proprietary Development		Partnered Discovery		Unallocated		Group
(in 000’ €) [1]	2020	2019	2020	2019	2020	2019	2020	2019

External Revenues	10,511	1,447	11,487	11,026	0	0	21,998	12,473
Operating Expenses	(72,253)	(31,951)	(2,233)	(2,257)	(9,542)	(6,115)	(84,028)	(40,323)
Segment Result	(61,742)	(30,504)	9,254	8,769	(9,542)	(6,115)	(62,030)	(27,850)
Other Income	(5)	83	0	0	1,673	733	1,668	816
Other Expenses	0	0	0	0	(1,309)	20	(1,309)	20
Segment EBIT	(61,747)	(30,421)	9,254	8,769	(9,178)	(5,362)	(61,671)	(27,014)
Finance Income							32,389	2,389
Finance Expenses							(67,574)	(216)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets							(361)	39
Earnings before Taxes							(97,217)	(24,801)
Income Tax Benefit							31,872	646
Consolidated Net Loss							(65,345)	(24,156)

1 Differences due to rounding.

MorphoSys – III/2020

Group Interim Statement	17

The following overview shows the timing of the satisfaction of performance obligations.

9M	Proprietary Development		Partnered Discovery
in 000’ €	2020	2019	2020	2019

At a Point in Time thereof performance obligations fulfilled in previous periods: in Proprietary Development € 0.8 million in 2020 and € 29.1 in 2019 and in Partnered Discovery € 33.1 million in 2020 and € 23.6 million in 2019	255,930	33,112	34,974	27,191
Over Time	0	0	750	375
Total	255,930	33,112	35,724	27,566

Liquidity

On September 30, 2020, the Group’s liquidity amounted to € 987.2 million, compared to € 357.4 million on December 31, 2019.

Liquidity is presented in the balance sheet items “cash and cash equivalents”, “financial assets at fair value through profit or loss” and current and non-current “other financial assets at amortized cost”.

The increase in liquidity resulted primarily from payments received upon signing the collaboration and license agreement with Incyte for the further development and commercialization of tafasitamab. This increase was offset by the use of cash for operating activities in the first nine months of 2020.

Collaboration and License Agreement with Incyte

On January 13, 2020, MorphoSys AG and Incyte Corporation announced that both companies had signed a collaboration and license agreement for the global further development and commercialization of MorphoSys’ proprietary anti-CD19 antibody tafasitamab. The agreement became effective on March 3, 2020, following the receipt of antitrust clearance. Under the terms of the agreement, MorphoSys received an upfront payment of US$ 750.0 million (€ 691.7 million). In addition, Incyte invested US$ 150.0 million (€ 130.9 million) in new ADS of MorphoSys. MorphoSys increased its common stock by issuing 907,441 new ordinary shares from Authorized Capital 2017-I, excluding the preemptive rights of existing shareholders, to facilitate Incyte’s purchase of 3,629,764 ADSs. Each ADS represents 1⁄4 of one MorphoSys ordinary share. The new ordinary shares underlying the ADSs represented 2.84% of the registered common stock of MorphoSys prior to the capital increase. Incyte purchased the

MorphoSys – III/2020

18	Group Interim Statement

3,629,764 new ADSs at a price of US$ 41.32 per ADS, including a premium of 20% on the volume-weighted average ADS price 30 days prior to the signing of the collaboration and license agreement. Incyte has agreed, subject to limited exceptions, not to sell or otherwise transfer any of the new ADSs for an 18-month period. The new ADSs represent 2.76% of the registered common stock of MorphoSys following the capital increase.

Depending on the achievement of certain developmental, regulatory, and commercial milestones, MorphoSys is eligible to receive milestone payments amounting to up to US$ 1.1 billion. MorphoSys will also receive tiered royalties in a mid-teen to mid-twenties percentage of net sales of tafasitamab outside the U.S. In the U.S., MorphoSys and Incyte will co-commercialize tafasitamab, with MorphoSys being responsible for the commercial relationship with the end customer, which also comprises the deliveries of the drug and the collection of the related cash inflows. The revenues from product sales of tafasitamab will therefore be recorded by MorphoSys, as it is the principal of the transaction. Incyte and MorphoSys are jointly responsible for the commercialization activities in the U.S. and will equally share any profits and losses (50/50 basis). Outside the U.S., Incyte will receive exclusive commercialization rights, determine the commercialization strategy and be responsible for the commercial relationship with the end customer, including the deliveries of the drug and the collection of the related cash inflows. Therefore, Incyte will recognize all revenues generated from sales of tafasitamab outside the U.S. and will furthermore pay royalties to MorphoSys on these sales.

MorphoSys received a total of US$ 900.0 million (€ 822.6 million) from Incyte upon signing the agreement. A total of US$ 268.9 million (€ 236.1 million) was recognized as revenues according to IFRS 15, as this is the amount recognized as consideration for the marketing license for tafasitamab outside the U.S. As part of Incyte’s participation in the equity of MorphoSys AG through a capital increase, the equivalent of US$1.0 million (€ 0.9 million; equivalent to the nominal value of € 1 per ordinary share) was recognized in common stock and US$ 90.7 million (€ 79.7 million) in additional paid-in capital. The remaining amount of US$ 539.4 million (€ 497.5 million) cannot be attributed to Incyte as a customer. At the time of its initial recognition, a current financial asset in the amount of US$ 48.9 million (€ 45.1 million) and a non-current financial liability in the amount of US$ 588.3 million (€ 542.6 million) were recognized and recorded in the balance sheet items “Financial Assets from Collaborations” and “Financial Liabilities from Collaborations”. The financial asset represents MorphoSys’s current reimbursement claim against Incyte from the expected future losses (as Incyte has agreed to compensate MorphoSys for 50% of said losses) measured at fair value. The non-current financial liability, measured at fair value, represents Incyte’s prepaid entitlement to future profit sharing on sales of tafasitamab in the U.S. (as MorphoSys will share 50% of these profits with Incyte). Incyte has already acquired this right with the payments made in March 2020, therefore a liability had to be recognized at that time. Basis for the initial valuation at fair value is the corporate planning and its shared profits and losses thereof in connection with the commercialization activities of MorphoSys and Incyte in the United States for the years ahead.

The financial asset is subsequently recognized at fair value through profit or loss and the financial liability at amortized cost using the effective interest method in accordance with IFRS 9. Resulting effective interest is recognized in the finance result. Cash flows from the profits and losses shared equally between the two parties are generally recognized directly against the financial asset or financial liability. Differences between the planned and actual cash flows from the financial asset or financial liability are recorded in the finance result. Effects resulting from changes in planning estimates regarding the expected net cash flows from financial assets and financial liabilities are recognized in the finance result as well. For the subsequent valuation of the financial liabilities the initial interest rate is still applied whereas for the financial assets the current interest yield curve is used. Foreign

MorphoSys – II/2020

Group Interim Statement	19

currency translation effects from the financial asset or financial liability are also recognized in the finance result.

As of September 30, 2020, an amount of US$ 655.9 million (€ 560.3 million) was recorded as a financial liability and US$ 57.3 million (€ 49.0 million) as a financial asset as a result of the collaboration with Incyte.

MorphoSys and Incyte will also share the development costs for the worldwide and U.S.-specific clinical trials at a ratio of 55% (Incyte) to 45% (MorphoSys). This 45% share of development costs is included in research and development costs. If MorphoSys provides services in excess of this 45% share, MorphoSys will be entitled to a compensation claim against Incyte, which will qualify as revenue in accordance with IFRS 15. Associated expenses for the provision of the service are recognized as cost of sales. Conversely, MorphoSys has to bear additional research and development expenses if Incyte performs more than 55% of the total clinical trial services. In addition, Incyte will assume 100% of future development costs for clinical trials in countries outside the United States. Incyte has the option to obtain development services from MorphoSys for this purpose. If this option is exercised, the related income will be recognized as revenue.

Subsequent Events

On October 1, 2020, MorphoSys established a new Restricted Stock Unit Plan for selected employees of MorphoSys US Inc.

On October 13, 2020, MorphoSys placed successfully unsubordinated, unsecured convertible bonds due 2025 in an aggregate principal amount of € 325 million. The bonds will be convertible into new and/or existing no-par value ordinary bearer shares of MorphoSys.

On October 19, 2020, MorphoSys announced that its licensee Janssen Research & Development, LLC. (Janssen) had announced it received a positive opinion from the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) recommending the expanded use of Tremfya® (guselkumab) for the treatment of adult patients with active psoriatic arthritis (PsA) in the European Union (EU).

On November 11, 2020, MorphoSys and Cherry Biolabs, a spin-off from the University Hospital Würzburg, announced that they entered into a licensing agreement granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets. This Hemibody technology, in combination with MorphoSys’ antibody know-how and technologies, offers the potential to generate novel T-cell engaging medicines with higher precision and better safety profiles for the treatment of cancer patients. Financial details were not disclosed.

On November 11, 2020, MorphoSys announced a clinical collaboration with Xencor and Incyte to develop tafasitamab in combination with plamotamab, Xencor’s clinical stage CD20xCD3 targeting bispecific antibody. This collaboration will investigate the combination of tafasitamab with plamotamab in r/r DLBCL, first-line DLBCL and r/r FL. Xencor will sponsor the study with MorphoSys and Incyte providing access to tafasitamab.

MorphoSys – II/2020

20	Group Interim Statement

In November 2020, a further antibody from the long-term collaboration between MorphoSys and Novartis entered clinical development. This triggered a milestone payment to MorphoSys.

MorphoSys AG has decided to sell its shares of Lanthio Pharma B.V. to Lanthio Participatie B.V., a newly established entity founded by the current Managing Director of Lanthio Pharma B.V. The technical implementation of this transaction is still pending and is expected to be completed by the end of November 2020.

No other reportable events occurred.

Financial Guidance

For the financial year 2020, MorphoSys increased its financial guidance. Management now expects Group revenues in the range of € 317 to € 327 million (previously: € 280 to € 290 million) and an EBIT in the range of € 10 to € 20 million (previously: € -15 to € +5 million). R&D expenses are expected to remain unchanged in the range of € 130 to € 140 million. This updated guidance reflects higher revenues from partnerships and collaborations and Tremfya® royalties are expected to be at the upper end of guidance. In addition, it now also includes revenues from product sales of Monjuvi® following its approval and subsequent launch in the U.S. This updated guidance is based on constant currency exchange rates and does not include any effects from potential in-licensing or co-development deals for new development candidates.

The operational and financial guidance might potentially be impacted by the ongoing global COVID-19 crisis on MorphoSys’ business operations including but not limited to the Company’s supply chain, clinical trial conduct, as well as timelines for regulatory and commercial execution. While MorphoSys is maintaining its previously communicated guidance on its clinical trials, these could potentially be affected in terms of patient enrollment and data collection timelines, among other factors.

MorphoSys – II/2020

Group Interim Statement	21

Consolidated Statement of Profit or Loss (IFRS) – (unaudited)

in €	Q3 2020	Q3 2019	9M 2020	9M 2019

Revenues	21,997,678	12,473,161	291,654,405	60,677,617
Operating Expenses
Cost of Sales	(3,725,036)	(971,448)	243,290	(10,862,658)
Research and Development	(34,177,265)	(25,915,663)	(86,606,237)	(75,260,237)
Selling	(32,863,268)	(4,427,143)	(74,969,699)	(9,327,967)
General and Administrative	(13,262,845)	(9,008,923)	(37,203,362)	(22,386,315)
Total Operating Expenses	(84,028,414)	(40,323,177)	(198,536,008)	(117,837,177)
Other Income	1,668,075	816,107	11,637,549	1,136,417
Other Expenses	(1,308,759)	19,644	(2,938,730)	(310,883)
Earnings before Interest and Taxes (EBIT)	(61,671,420)	(27,014,265)	101,817,216	(56,334,026)
Finance Income	32,389,493	2,388,986	60,460,949	3,444,096
Finance Expenses	(67,574,320)	(215,661)	(101,937,834)	(905,774)
Income from Reversals of Impairment Losses / (Impairment Losses) on Financial Assets	(361,000)	39,000	(1,133,000)	898,000
Income Tax Benefit	31,872,492	646,194	55,208,772	213,163
Consolidated Net Profit / (Loss)	(65,344,755)	(24,155,746)	114,416,103	(52,684,541)
Earnings per Share, basic and diluted	(2.00)	(0.76)	-	(1.67)
Earnings per Share, basic	-	-	3.53	-
Earnings per Share, diluted	-	-	3.51	-
Shares Used in Computing Earnings per Share, basic and diluted	32,722,875	31,602,101	-	31,578,037
Shares Used in Computing Earnings per Share, basic	-	-	32,448,136	-
Shares Used in Computing Earnings per Share, diluted	-	-	32,580,864	-

MorphoSys – II/2020

22	Group Interim Statement

Consolidated Balance Sheet (IFRS) – (unaudited)

in €	09/30/2020	12/31/2019

ASSETS
Current Assets
Cash and Cash Equivalents	64,313,443	44,314,050
Financial Assets at Fair Value through Profit or Loss	272,674,051	20,454,949
Other Financial Assets at Amortized Cost	403,550,756	207,735,195
Accounts Receivable	31,562,539	15,081,702
Financial Assets from Collaborations	48,961,484	0
Income Tax Receivables	369,047	145,817
Other Receivables	7,994,807	1,613,254
Inventories, Net	15,236,976	288,212
Prepaid Expenses and Other Current Assets	13,772,080	14,059,627
Total Current Assets	858,435,183	303,692,806
Non-current Assets
Property, Plant and Equipment, Net	6,510,831	4,652,838
Right-of-Use Assets, Net	45,599,736	43,160,253
Patents, Net	2,273,704	2,981,282
Licenses, Net	312,503	2,350,002
Licenses for Marketed Products [1]	56,063,864	0
In-process R&D Programs [1]	0	35,683,709
Software, Net	122,567	107,137
Goodwill	3,676,233	3,676,233
Other Financial Assets at Amortized Cost, Net of Current Portion	246,626,951	84,922,176
Shares at Fair Value through Other Comprehensive Income	8,213,472	14,076,836
Deferred Tax Asset	150,729,321	0
Prepaid Expenses and Other Assets, Net of Current Portion	1,583,429	1,136,030
Total Non-current Assets	521,712,611	192,746,496
Total Assets	1,380,147,794	496,439,302

1 Due to the market launch of Monjuvi® (tafasitamab-cxix), the amount recognized therefor in the balance sheet item “In-process R&D Programs” as of December 31, 2019, was reclassified to the balance sheet item “License Fees for Marketed Products “.

MorphoSys – II/2020

Group Interim Statement	23

in €	09/30/2020	12/31/2019

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable and Accruals	74,430,899	57,041,902
Current Portion of Lease Liabilities	3,147,627	2,515,097
Tax Liabilities	88,941,178	94,732
Other Provisions	277,500	323,000
Current Portion of Contract Liability	4,077,753	1,570,801
Convertible Bonds due to Related Parties	0	12,324
Total Current Liabilities	170,874,957	61,557,856
Non-current Liabilities
Lease Liabilities, Net of Current Portion	43,003,581	40,041,581
Other Provisions, Net of Current Portion	1,249,854	23,166
Contract Liability, Net of Current Portion	82,603	114,927
Deferred Tax Liability	6,643,989	0
Financial Liabilities from Collaborations	560,254,317	0
Total Non-current Liabilities	611,234,344	40,179,674
Total Liabilities	782,109,301	101,737,530

Stockholders’ Equity
Common Stock	32,890,046	31,957,958
Ordinary Shares Issued (32,890,046 and 31,957,958 for 2020 and 2019, respectively)
Ordinary Shares Outstanding (32,739,327 and 31,732,158 for 2020 and 2019, respectively)
Treasury Stock (150,719 and 225,800 shares for 2020 and 2019, respectively), at Cost	(5,582,256)	(8,357,250)
Additional Paid-in Capital	711,495,523	628,176,568
Other Comprehensive Income Reserve	598,863	(1,295,718)
Accumulated Deficit	(141,363,683)	(255,779,786)
Total Stockholders’ Equity	598,038,493	394,701,772
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	1,380,147,794	496,439,302

MorphoSys – II/2020

24	Group Interim Statement

Consolidated Statement of Changes in Stockholders’ Equity (IFRS) – (unaudited)

	Common Stock

	Shares	€

Stand am 1. Januar 2019	31,839,572	31,839,572
Compensation Related to the Grant of Stock Options and Performance Shares	0	0
Exercise of Convertible Bonds Issued to Related Parties	88,386	88,386
Transfer of Treasury Stock for Long-Term Incentive Programs	0	0
Transfer of Treasury Stock to Related Parties	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income	0	0
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Loss	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2019	31,927,958	31,927,958
Balance as of January 1, 2020	31,957,958	31,957,958
Capital Increase, Net of Issuance Cost of € 100,370	907,441	907,441
Compensation Related to the Grant of Stock Options and Performance Shares	0	0
Exercise of Convertible Bonds Issued	24,647	24,647
Transfer of Treasury Stock for Long-Term Incentive Programs	0	0
Reserves:
Change in Fair Value of Shares through Other Comprehensive Income	0	0
Foreign Currency Translation Differences from Consolidation	0	0
Consolidated Net Profit	0	0
Total Comprehensive Income	0	0
Balance as of September 30, 2020	32,890,046	32,890,046

MorphoSys – III/2020

Group Interim Statement	25

Treasury Stock		Additional Paid-in Capital	Other Comprehensive Income Reserve	Accumulated Deficit	Total Stockholders’ Equity

Shares	€	€	€	€	€

281,036	(10,398,773)	619,908,453	(210,890)	(152,765,728)	488,372,634
0	0	4,865,077	0	0	4,865,077

0	0	2,728,918	0	0	2,817,304
(28,252)	1,044,194	(1,044,194)	0	0	0
(2,908)	107,480	(107,480)	0	0	0

0	0	0	106,000	0	106,000
0	0	0	(400,128)	0	(400,128)
0	0	0	0	(52,684,541)	(52,684,541)
0	0	0	(294,128)	(52,684,541)	(52,978,669)
249,876	(9,247,099)	626,350,774	(505,018)	(205,450,269)	443,076,346
225,800	(8,357,250)	628,176,568	(1,295,718)	(255,779,786)	394,701,772

0	0	79,590,657	0	0	80,498,098
0	0	5,742,316	0	0	5,742,316
0	0	760,976	0	0	785,623
(75,081)	2,774,994	(2,774,994)	0	0	0

0	0	0	(1,531,284)	0	(1,531,284)
0	0	0	3,425,865	0	3,425,865
0	0	0	0	114,416,103	114,416,103
0	0	0	1,894,581	114,416,103	116,310,684
150,719	(5,582,256)	711,495,523	598,863	(141,363,683)	598,038,493

MorphoSys – III/2020

26	Group Interim Statement

Consolidated Statement of Cash Flows (IFRS) – (unaudited) 1

9M (in €)	2020	2019

Operating Activities:
Consolidated Net Profit / (Loss)	114,416,103	(52,684,541)
Adjustments to Reconcile Consolidated Net Profit / (Loss) to Net Cash Provided by / (Used in) Operating Activities:
Impairments of Assets	14,567,453	122,296
Depreciation and Amortization of Tangible and Intangible Assets and of Right-of-Use Assets	5,585,403	4,616,114
Net (Gain) / Loss of Financial Assets at Fair Value through Profit or Loss	10,364,313	(1,213,971)
Net (Gain) / Loss of Financial Assets at Amortized Cost	5,446,611	0
(Income) from Reversals of Impairments / Impairments on Financial Assets	1,133,000	(898,000)
Net (Gain) / Loss on Derivative Financial Instruments	6,737,540	485,620
Non Cash Effective Net Change in Financial Assets / Liabilities from Collaborations	11,897,822	0
(Income) from Reversals of Impairments on Inventories	(15,509,559)	0
Net (Gain) / Loss on Sale of Property, Plant and Equipment	0	(8,260)
Recognition of Contract Liability	(10,352,652)	(3,655,681)
Share-based Payment	6,978,450	4,856,077
Income Tax Benefit	(55,208,772)	(213,163)
Changes in Operating Assets and Liabilities:
Accounts Receivable	(16,669,867)	407,724
Inventories, Prepaid Expenses and Other Assets, Tax Receivables and Other Receivables	(6,560,047)	(1,154,235)
Accounts Payable and Accruals, Lease Liabilities, Tax Provisions and Other Provisions	18,936,305	2,939,734
Other Liabilities	110,408	3,074,452
Contract Liability	12,827,280	3,750,096
Income Taxes Paid	(248,663)	(48,422)
Net Cash Provided by / (Used in) Operating Activities	104,451,128	(39,624,160)

MorphoSys – II/2020

Group Interim Statement	27

9M (in €)	2020	2019

Investing Activities:
Cash Payments to Acquire Financial Assets at Fair Value through Profit or Loss	(416,171,386)	(24,055,109)
Cash Receipts from Sales of Financial Assets at Fair Value through Profit or Loss	153,114,638	11,941,096
Cash Payments to Acquire Other Financial Assets at Amortized Cost	(719,729,925)	(129,000,000)
Cash Receipts from Sales of Other Financial Assets at Amortized Cost	355,285,181	198,720,000
Cash Receipts from (+) / Cash Payments for (-) Derivative Financial Instruments [1]	(6,341,274)	(1,797,372)
Cash Payments to Acquire Property, Plant and Equipment	(3,827,639)	(2,703,428)
Cash Receipts from Sales of Property, Plant and Equipment	0	8,568
Cash Payments to Acquire Intangible Assets	(32,794,440)	(377,775)
Cash Receipts from Sales of Shares at Fair Value through Other Comprehensive Income	4,332,080	0
Interest Received	1,031,078	63,924
Net Cash Provided by / (Used in) Investing Activities	(665,101,687)	52,799,904

Financing Activities:
Cash Proceeds from Issuing Shares	80,598,468	0
Cash Payments for Costs from Issuing Shares	(100,370)	0
Cash Proceeds in Connection with Convertible Bonds Granted to Related Parties	773,300	2,773,111
Cash Receipts from Financing from Collaborations	498,816,833	0
Cash Payments for Principal Elements of Lease Payments	(2,244,882)	(1,653,280)
Interest Paid	(1,022,237)	(710,447)
Net Cash Provided by / (Used in) Financing Activities	576,821,112	409,384
Effect of Exchange Rate Differences on Cash	3,828,841	(503,682)
Increase / (Decrease) in Cash and Cash Equivalents	19,999,393	13,081,446
Cash and Cash Equivalents at the Beginning of the Period	44,314,050	45,459,836
Cash and Cash Equivalents at the End of the Period	64,313,443	58,541,282

1 The “Cash Receipts from (+) / Cash Payments for (-) Derivative Financial Instruments” were reclassified from operating activities into investing activities. The prior year’s amounts were adjusted accordingly to ensure comparability.

MorphoSys – II/2020

28	Group Interim Statement

Imprint

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.:	+49-89-89927-0
Fax:	+49-89-89927-222
Email:	info@morphosys.com
Website	www.morphosys.com

Corporate Communications and Investor Relations

Tel.:	+49 -89-89927-404
Fax:	+49 -89-89927-5404
Email:	investors@morphosys.com

Published on November 11, 2020

This interim statement is also available in German and can be downloaded from our website (PDF). For reasons of better readability, only the masculine form is used but applies equally to all genders.

Concept and Design

3st kommunikation GmbH, Mainz

Translation

Klusmann Communications, Niedernhausen

Produced in-house using firesys.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma®, LanthioPep®, ENFORCER® and Monjuvi® are registered trademarks of the MorphoSys Group. Tremfya® is a registered trademark of Janssen Biotech, Inc. XmAb® is a registered trademark of Xencor Inc.

MorphoSys – III/2020

Financial Calendar 2020

MARCH 18, 2020	PUBLICATION OF 2019 YEAR-END RESULTS
MAY 6, 2020	PUBLICATION OF FIRST QUARTER INTERIM STATEMENT 2020
MAY 27, 2020	2020 ANNUAL GENERAL MEETING
AUGUST 5, 2020	PUBLICATION OF 2020 HALF-YEAR REPORT
NOVEMBER 11, 2020	PUBLICATION OF THIRD QUARTER INTERIM STATEMENT 2020

MorphoSys AG

Semmelweisstr. 7

82152 Planegg

Germany

Tel.: +49-89-89927-0

Fax: +49-89-89927-222

www.morphosys.de